OMB APPROVAL
OMB Number: 3235-0145
Expires: December 31, 2005
Estimated average burden hours per response...11

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

General Mills, Inc.

(Name of Issuer)

Common Stock, par value $.10 per share

(Title of Class of Securities)

370334104

(Cusip Number)

Timothy D. Proctor
Diageo plc
Group General Counsel
8 Henrietta Place
London W1G 0NB
+44-207-927-5200

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copy to:

Richard C. Morrissey
Sullivan & Cromwell LLP
1 New Fetter Lane
London EC4A 1AN
+44-207-959-8900

October 4, 2004

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Name of Reporting Person: Diageo plc		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: England and Wales

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 75,003,137

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 75,003,137

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 75,003,137

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 19.7%

14.	Type of Reporting Person (See Instructions): HC, CO

1.	Name of Reporting Person: Diageo US Limited		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: England and Wales

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 74,500,000

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 74,500,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 74,500,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 19.6%

14.	Type of Reporting Person (See Instructions): HC, CO

1.	Name of Reporting Person: Diageo Great Britian Limited		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: England and Wales

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 503,137

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 503,137

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 503,137

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0.1%

14.	Type of Reporting Person (See Instructions): HC, CO

Item 2. Identity and Background
Item 3. Source and Amount of Funds or Other Consideration
Item 4. Purpose of the Transaction
Item 5. Interest in Securities of the Issuer
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Item 7. Material to be filed as Exhibits
Exhibit Index
Schedule I
EX-99.L: LETTER AGREEMENT
EX-99.M: UNDERWRITING AGREEMENT
EX-99.N: PURCHASE AND SALE AGREEMENT
EX-99.O: JOINT FILING AGREEMENT

     This Amendment No. 4 (“Amendment No. 4”) amends and supplements the Schedule 13D (“Schedule 13D”) of Diageo plc, a public limited company incorporated under the laws of England and Wales (“Diageo”), and Selviac Nederland B.V., a company organized under the laws of the Netherlands and an indirect wholly owned subsidiary of Diageo (“SNBV”), filed with the U.S. Securities and Exchange Commission (“SEC”) on November 13, 2001, as amended by Amendment No. 1 (“Amendment No. 1”) to the Schedule 13D of Diageo, Diageo Holdings Netherlands B.V., a company organized under the laws of the Netherlands and an indirect wholly owned subsidiary of Diageo (“Diageo Holdings Netherlands”), and Diageo Midwest B.V., a company organized under the laws of the Netherlands and an indirect wholly owned subsidiary of Diageo (“DMWBV”), filed with the SEC on October 23, 2002, and as further amended by Amendment No. 2 to the Schedule 13D of Diageo, Diageo Holdings Netherlands and DMWBV, filed with the SEC on October 28, 2002, and as further amended by Amendment No. 3 to the Schedule 13D of Diageo and Diageo Holdings Netherlands filed with the SEC on June 24, 2004, with respect to the common stock of General Mills, Inc., a Delaware corporation (“General Mills”), beneficially owned by Diageo (the “Shares”).

Item 2.	Identity and Background.

     Item 2 of the Schedule 13D is hereby supplemented by adding the following paragraphs at the end thereof:

     On June 29, 2004, Diageo Holdings Netherlands transferred the Shares to Diageo US Limited (“DUSL”), a private limited company organized under the laws of England and Wales and an indirect wholly owned subsidiary of Diageo. The principal business activities of DUSL relate to the holding and the financing of certain subsidiaries of Diageo. The principal executive offices of DUSL are located at 8 Henrietta Place, London W1G 0NB.

     On October 1, 2004, DUSL transferred 4,500,000 of the Shares to Diageo Great Britain Limited (“DGBL”), a private limited company organized under the laws of England and Wales and an indirect wholly owned subsidiary of Diageo. The principal business activities of DGBL include the holding of certain subsidiaries of Diageo and the employment of certain United Kingdom employees. The principal executive offices of DGBL are located at 8 Henrietta Place, London W1G 0NB. On October 4, 2004, DGBL transferred 3,996,863 of the Shares as more fully described in Item 4 below. DGBL currently owns 503,137 of the Shares.

     References to the “Reporting Persons” herein are to Diageo, DUSL and DGBL.

     The name, business address, present principal occupation or employment and citizenship of each of the executive officers and directors of Diageo, DUSL and DGBL are set forth in Schedule I hereto and are incorporated by reference herein.

     During the last five years, none of the Reporting Persons and, to the knowledge of each of the Reporting Persons, none of the persons listed on Schedule I hereto: (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

     Item 3 of the Schedule 13D is hereby amended and supplemented by replacing the second sentence of the fourth paragraph of Item 3 with the following:

     On June 29, 2004, pursuant to the terms of the Stockholders Agreement, Diageo Holdings Netherlands transferred the Shares to DUSL. On October 1, 2004, pursuant to the terms of the Stockholders Agreement, DUSL transferred 4,500,000 of the Shares to DGBL. On October 4, 2004, DGBL transferred 3,996,863 of the Shares to Diageo Pension Trust Limited. As of the date hereof, DUSL is the current record owner of 74,500,000 of the Shares and DGBL is the record owner of 503,137 of the Shares.

Item 4.	Purpose of the Transaction.

     Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following paragraphs at the end thereof:

     Letter Agreement, dated October 4, 2004. On October 4, 2004, DGBL and Diageo Pension Trust Limited entered into a Letter Agreement (the “Letter Agreement”). Under the terms of the Letter Agreement, DGBL has transferred 3,996,863 of the Shares to Diageo Pension Trust Limited in consideration of DGBL’s ongoing pension funding obligations with respect to Diageo Pension Trust Limited.

     The descriptions of the Letter Agreement in this item and throughout this Amendment No. 4 are qualified in their entirety by reference to the Letter Agreement, a copy of which is attached hereto as Exhibit (l).

     Underwriting Agreement, dated October 4, 2004. On October 4, 2004, Diageo, DUSL and General Mills entered into an Underwriting Agreement with Citigroup Capital Markets Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Morgan Stanley & Co. Incorporated, as Representatives of the several Underwriters (the “Underwriting Agreement”). Under the terms of the Underwriting Agreement, the several underwriters have agreed to purchase

33,314,760 of the Shares from DUSL for public resale under the Registration Statement.

     The descriptions of the Underwriting Agreement in this item and throughout this Amendment No. 4 are qualified in their entirety by reference to the Underwriting Agreement, a copy of which is attached hereto as Exhibit (m).

     Purchase and Sale Agreement, dated October 4, 2004. On October 4, 2004, Diageo, DUSL and General Mills entered into a Purchase and Sale Agreement (the “Purchase and Sale Agreement”). Under the terms of the Purchase and Sale Agreement, General Mills has agreed to purchase 16,592,920 of the Shares from DUSL.

     The descriptions of the Purchase and Sale Agreement in this item and throughout this Amendment No. 4 are qualified in their entirety by reference to the Purchase and Sale Agreement, a copy of which is attached hereto as Exhibit (n).

Item 5.	Interest in Securities of the Issuer.

     Item 5 of the Schedule 13D is hereby amended by deleting the second sentence of the first paragraph of Item 5 and by adding the following at the end of Item 5:

     Following completion of the transfer to Diageo Pension Trust Limited, the Reporting Persons own the Shares which represent approximately 19.7% of the Common Stock outstanding, based on 380,949,361 shares of Common Stock outstanding as of September 22, 2004 (as reported by General Mills in its Quarterly Report on Form 10-Q filed on October 4, 2004).

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

     As more fully described in Item 4 above, DGBL and Diageo Pension Trust Limited are parties to a Letter Agreement. A copy of the Letter Agreement is attached hereto as Exhibit (l).

     As more fully described in Item 4 above, Diageo, DUSL, General Mills and Citigroup Capital Markets Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Morgan Stanley & Co. Incorporated, as Representatives of the several Underwriters, are parties to an Underwriting Agreement. A copy of the Underwriting Agreement is attached hereto as Exhibit (m).

     As more fully described in Item 4 above, Diageo, DUSL and General Mills are parties to a Purchase and Sale Agreement. A copy of the Sale and Purchase Agreement is attached hereto as Exhibit (n).

Item 7.	Material to be filed as Exhibits.

     Item 7 of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

Description	Exhibit

Letter Agreement between DGBL and Diageo Pension Trust Limited	(l)

Underwriting Agreement among General Mills, Diageo, DUSL and Citigroup Capital Markets Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Morgan Stanley & Co. Incorporated, as Representatives of the several Underwriters, dated October 4, 2004
(m)

Purchase and Sale Agreement, dated October 4, 2004, among Diageo, DUSL and General Mills	(n)

Joint Filing Agreement, dated as of October 5, 2004, by and among Diageo, DUSL and DGBL	(o)

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: October 5, 2004

DIAGEO plc

By:	/s/ John Nicholls

Name: Title:	John Nicholls Deputy Secretary

DIAGEO US LIMITED

By:	/s/ John Nicholls

Name: Title:	John Nicholls Company Secretary

DIAGEO GREAT BRITAIN LIMITED

By:	/s/ John Nicholls

Name: Title:	John Nicholls Company Secretary

Exhibit Index

(l)	Letter Agreement between DGBL and Diageo Pension Trust Limited
(m)	Underwriting Agreement among General Mills, Diageo, DUSL and Citigroup Capital Markets Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Morgan Stanley & Co. Incorporated, as Representatives of the several Underwriters, dated October 4, 2004
(n)	Purchase and Sale Agreement, dated October 4, 2004, among Diageo, DUSL and General Mills
(o)	Joint Filing Agreement, dated as of October 5, 2004, by and among Diageo, DUSL and DGBL

Schedule I

Diageo plc

Directors and Executive Officers

Name	Present Business Address	Present Principal Occupation	Citizenship

Directors
Lord Blyth of Rowington	8 Henrietta Place London W1G 0NB United Kingdom	Chairman and non-executive Director of Diageo plc	United Kingdom

Paul S. Walsh	8 Henrietta Place London W1G 0NB United Kingdom	Chief Executive Officer of Diageo plc	United Kingdom

Nicholas C. Rose	8 Henrietta Place London W1G 0NB United Kingdom	Chief Financial Officer of Diageo plc	United Kingdom

Rodney F. Chase	161 Berkeley Tower 48 Westferry Circus London E14 8RP, United Kingdom	Deputy Chairman, Tesco plc	United Kingdom

Lord Hollick of Notting Hill	Ludgate House, 245 Blackfriars Road, London SE1 9UY United Kingdom	Chief Executive of United Business Media plc	United Kingdom

Maria Lilja	Engelbrektsgatan 23 114 32 Stockholm Sweden	Non-executive Chairman of Mandator AB	Sweden

J. Keith Oates	9 Kensington Gate London W8 5NA United Kingdom	Senior Adviser to Coutts Bank, Monaco	United Kingdom

William S. Shanahan	300 Park Avenue New York, NY 10022, USA	President, Colgate-Palmolive Company	United States

H. Todd Stitzer	25 Berkeley Square London W1J 6HB United Kingdom	Chief Executive Officer of Cadbury Schweppes Public Limited Company	United States

Jonathan R. Symonds	15 Stanhope Gate London W1K 1LN United Kingdom	Chief Financial Officer of AstraZeneca plc	United Kingdom

Paul A Walker	North Park Newcastle upon Tyne NE13 9AA United Kingdom	Chief Executive of The Sage Group plc	United Kingdom

Name	Present Business Address	Present Principal Occupation	Citizenship
Executive Officers
Paul S. Walsh	8 Henrietta Place London W1G 0NB United Kingdom	Chief Executive Officer of Diageo plc	United Kingdom

Nicholas C. Rose	8 Henrietta Place, London W1G 0NB United Kingdom	Chief Financial Officer	United Kingdom

Stuart R. Fletcher	7HQ Lakeside Drive Park Royal London NW10 7HQ United Kingdom	President, Diageo International	United Kingdom

James N.D. Grover	8 Henrietta Place London W1G 0NB United Kingdom	Global Business Support Director	United Kingdom

Robert M. Malcolm	6 Landmark Square Stamford, Connecticut 06901-2704 USA	President, Global Marketing Sales and Innovation	United States

Ian K. Meakins	8 Henrietta Place London W1G 0NB United Kingdom	To leave Diageo on 31 October 2004	United Kingdom

Ivan M. Menezes	6 Landmark Square Stamford, Connecticut 06901-2704 USA	President, North America	United States

Andrew Morgan	8 Henrietta Place London W1G 0NB United Kingdom	President, Diageo Europe	United Kingdom

Timothy D. Proctor	6 Landmark Square Stamford, Connecticut 06901-2704 USA	General Counsel	United States

Gareth Williams	8 Henrietta Place London W1G 0NB United Kingdom	Director, Human Resources	United Kingdom

Diageo US Limited

Directors and Executive Officers

Name	Present Business Address	Present Principal Occupation	Citizenship

Directors
Gavin P.Crickmore	8 Henrietta Place London W1G 0NB United Kingdom	Director of Financial Accounting	United Kingdom

Matthew J. Lester	8 Henrietta Place London W1G 0NB United Kingdom	Group Treasurer	United Kingdom

Ravi Rajagopal	8 Henrietta Place London W1G 0NB United Kingdom	Group Controller	India

Susanne M. Bunn	8 Henrietta Place London W1G 0NB United Kingdom	Company Secretary, Diageo plc	United Kingdom

Executive Officers

There are no executive officers of Diageo US Limited.

Diageo Great Britain Limited

Directors and Executive Officers

Name	Present Business Address	Present Principal Occupation	Citizenship

Directors
Raymond J. Joy	7HQ Lakeside Drive Park Royal London NW10 7HQ United Kingdom	Finance Director of Diageo Great Britain	United Kingdom

Matthew J. Lester	8 Henrietta Place London W1G 0NB United Kingdom	Group Treasurer	United Kingdom

Ravi Rajagopal	8 Henrietta Place London W1G 0NB United Kingdom	Group Controller	India

Susanne M. Bunn	8 Henrietta Place London W1G 0NB United Kingdom	Company Secretary of Diageo plc	United Kingdom

Paul S. Walsh	8 Henrietta Place London W1G 0NB United Kingdom	Chief Executive Officer of Diageo plc	United Kingdom

Executive Officers

There are no executive officers of Diageo Great Britain Limited.